FOIA CONFIDENTIAL TREATMENT REQUEST

PURSUANT TO RULE 83 BY EYEBLASTER, INC.

June 1, 2010

Re:	Eyeblaster, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 30, 2010
File No. 333-165379

Mr. Mark P. Shuman

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, North East

Mail Stop 4561

Washington, D.C. 20549

Dear Mr. Shuman:

We are writing this letter to respond to the comment letter (the “Comment Letter”) of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated May 17, 2010 with respect to Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”) filed by Eyeblaster, Inc. (the “Company”) on April 30, 2010. For your convenience, we have reproduced the Staff’s comment preceding each response. In connection herewith, we are filing Amendment No. 2 (the “Amendment”) to the Registration Statement. All page references are to the version of the Amendment filed on the date hereof. Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Please find enclosed four copies of the Amendment marked to show changes from the Registration Statement. The changes reflected in the Amendment include those made in response to the comments of the Staff in the Comment Letter and other changes that are intended to update, clarify and render the information complete.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-Based Compensation

1.	We note your revised disclosures in response to prior comment 8 and your discussion regarding the increase in the valuation as of January 31, 2010 compared to November 30, 2009. Tell us why you compared the improvement in the discounted cash flow value from October 31, 2009 to January 31, 2010 and why you did not discuss the improvements from November 30, 2009 to January 31, 2010. Please explain further or revise accordingly.

Response: The Company has revised the Registration Statement to include a comparison of the improvement in discounted cash flow value from November 30, 2009 to January 31, 2010. Please see page 56 of the Amendment.

Business

Customers

2.	We note your response to prior comment 11. Please provide us with your legal basis for excluding the disclosure regarding your major customer required by Item 101(c)(1)(vii) from

FOIA CONFIDENTIAL TREATMENT REQUEST

PURSUANT TO RULE 83 BY EYEBLASTER, INC.

the prospectus included in your pre-effective filings until a later date. In particular, explain why you believe the prospectus, without the disclosure regarding your major customer, satisfies the requirements of Section 10 of the Securities Act. In this regard, we note that Rule 430A under the Securities Act does not appear to permit the omission of such information. Unless you are able to provide sufficient justification of the basis for exclusion of this information, please include in all future pre-effective amendments the disclosure required by Item 101(c)(1)(vii) and the other disclosure related to your major customer proposed in your response letter.

Response: Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), requires the inclusion in a prospectus of all “information as the Commission may by rules or regulations require as being necessary or appropriate in the public interest or for the protection of investors”, such required information being set forth in Form S-1 and Regulation S-K. Pursuant to Rule 430A, all such information must be included at effectiveness except certain price-related information. The Company respectfully advises the Staff that it does not believe that Rule 430A of the Securities Act is applicable in this context, as the requested information will be included in the prospectus prior to the time of effectiveness.

The Company acknowledges that Section 10 requires disclosure about [***Redacted***] in a prospectus. However, the Company believes it is accepted practice to omit disclosure otherwise required under Section 10 from versions of the preliminary prospectus that are not distributed to potential investors and respectfully asks the Staff to permit that practice here. For example, registrants routinely file preliminary prospectuses which omit the price range, use of proceeds and selling shareholder information, none of which information is covered by Rule 430A. Such activity has been sanctioned by the Commission in a number of settings, and most recently in the final rule release for Securities Offering Reform (Release No. 33-8591) (the “SOR Release”). For example, in Section III.D.3.a.ii “Section 10 Prospectus Requirement” of the SOR Release, the Commission modified the proposed changes to Rule 134 under the Securities Act to provide that “much of the information permitted [in a communication not deemed a prospectus] under [Rule 134] may be disclosed under [Rule 134] before the inclusion of a bona fide price range in the registration statement”, thus clearly permitting filings of a preliminary prospectus that omit a price range even though required by Regulation S-K. Additionally, the amendments to Rule 134 provided that “certain other information [may be included in a communication not deemed a prospectus under Rule 134] only if it also is disclosed at that time in the filed registration statement” (e.g. use of proceeds and selling shareholder information), but did not require or suggest that such information need be filed in every preliminary prospectus. In making such modifications from the original proposal, the Commission referenced commentators who “noted that, in many cases, the bona fide price range is not included in registration statements for initial public offerings until a later point in time that is closer to the commencement of marketing activities for the offering.”

In this case, the Company has proposed to add the disclosure required by Item 101(c)(1)(vii) and the other disclosure related to its major customer, simultaneously with other information not yet included in the Registration Statement (most notably the price range and the identity of selling shareholders), prior to distributing preliminary prospectuses to potential investors. The Company believes that the inclusion of such disclosure in the Registration Statement at this time is not necessary to protect potential investors due to the disclosure dissemination safeguards imposed by Rules 460 and 461 of the Securities Act, and Rule 15c2-8 of the Securities Exchange Act of 1934, as amended, with which the Company and the underwriters intend to comply. Conversely, the inclusion of such disclosure prior to the commencement of marketing activities would have a material detrimental impact on the Company. We respectfully submit that this approach is consistent with informal Commission practice and request the Staff to permit it in this offering.

FOIA CONFIDENTIAL TREATMENT REQUEST

PURSUANT TO RULE 83 BY EYEBLASTER, INC.

3.	We again note your response to prior comment 11. Please tell us how you concluded that you are not required to file your agreements, if any, with the major customer identified in your response as exhibits to the registration statement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response: [***Paragraph Redacted***].

Executive Compensation

General

4.	In response to prior comment 13, you advise that your board of directors has determined that the company’s compensation policies are not reasonably likely to cause excessive risk-taking, such that no disclosure is required under Item 402(s) of Regulation S-K. As previously requested, please briefly explain in your response letter the substantive basis for the board’s conclusion that your compensation policies and practices are not reasonably likely to have a material adverse effect on the company, and describe the process undertaken to reach that conclusion.

Response: In connection with the filing the Registration Statement, the compensation committee of the Company’s board of directors considered whether the Company’s compensation policies and practices were reasonably likely to have a material adverse effect on the Company. As part of its analysis, the compensation committee considered the Company’s employee compensation package which consists of a mix of base salary, cash bonus and stock-option grants. With respect to such compensation package, the compensation committee believes that the inclusion of stock-option grants encourages employees to take a long-term outlook with respect to the Company’s performance and does not encourage excessive risk taking. The compensation committee also believes that the total size and relative mix of the Company’s employee compensation package are fairly typical for the industry in which it operates.

The compensation committee also analyzed the nature of the Company’s business (namely, providing digital advertising campaign management solutions to advertising agencies and advertisers) which the compensation committee does not believe engenders itself to excessive risk taking. Important to this analysis was the fact that the revenue attributable to a specific customer is calculated by an automated process that is not subject to interference from the Company’s sales force. Based upon the foregoing considerations, the compensation committee of the board of directors determined that the Company’s compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

Grant of Plan-Based Awards

5.	Footnote 3 to your grants of plan-based awards table refers to FAS 123R. As you are aware, this reporting standard has been superseded by the FASB Accounting Standards Codification that became effective on July 1, 2009. Please revise the reference accordingly.

Response: The Company has revised the Registration Statement to clarify that the amounts were calculated in accordance with FASB ASC Topic 718. Please see page 85 of the Amendment.

Consolidated Financial Statements

6.	Please update the financial statements pursuant to Rule 3-12(g) of Regulation S-X.

Response: The Company has updated the consolidated financial statements and corresponding financial information.

Consolidated Balance Sheets

7.

We note your response to our previous comment 17 and your explanation as to why you believe the assumption of the exercise of the warrants meets the factually supportable criteria of Rule 11-02(b)(6) of Regulation S-X. However, firm commitments or signed

FOIA CONFIDENTIAL TREATMENT REQUEST

PURSUANT TO RULE 83 BY EYEBLASTER, INC.

agreements provide the best evidence in meeting these criteria beyond the economic benefits you believe would be derived from such exercise. Please confirm to us once you have obtained written confirmation from your warrant holders and provide such documentation to support the holders’ intent to exercise prior to effectiveness.

Response: We acknowledge the Staff’s comment. The Company will provide the Staff with confirmation once the Company has obtained written confirmation from its warrant holders of their intent to exercise their warrants prior to effectiveness and will supplementally provide to the Staff documentation supporting such intention to exercise.

8.	We note from your response to prior comment 19 that you expect to obtain written confirmation from the Series A-1 preferred shareholders of their intent to convert their shares to common stock upon effectiveness of the IPO. Please confirm that unless written confirmation is received prior to effectiveness, you will not include the conversion of such shares in your pro forma disclosures as you will not have met the factually supportable criteria of Rule 11-02(b)(6) of Regulation S-X.

Response: We acknowledge the Staff’s comment and confirm that the Company will not include the conversion of the Series A-1 preferred shares in its pro forma disclosures unless, prior to effectiveness, written confirmation is received from the Series A-1 preferred shareholders of their intent to convert their shares to common stock upon effectiveness of the IPO.

Note 8. Stockholders’ Equity

Preferred Stock

9.	Please explain further the following as it relates to your response to prior comment 23:

•

You indicate that the preferred stockholders agreed that a certain premium would be paid to the common stockholders to gain the support of the directors elected by them. Please explain further how you concluded that such premium is not attributable to any stated or unstated rights (i.e. inducement to obtain preferred financing);

Response: The Company acknowledges that a premium, which may be viewed as “significantly in excess” of the then current market price as referred to in ASC 505-30-30-2, was paid to the common stockholders. Consequently, the Company has examined the nature of this premium based on the authoritative guidance of ASC 505-30-30, which notes that an allocation of such premium to other elements may be applicable pending the existence of any stated or unstated rights or privileges (as such terms appear in ASC 505-30-30-3) received in addition to the repurchased shares. In its analysis of the premium paid as part of the share repurchase, the Company considered the examples indicated in ASC 505-30-30-3 and noted the following:

•	Common stockholders whose common shares were repurchased did not agree to abandon any acquisition plans or forego other planned transactions.

•

Common stockholders whose common shares were repurchased did not agree to settle any employment or other types of contracts as evidenced by the fact that the founders that held positions in the Company have continued their employments based on their pre-existing employment contracts and the founders that did not hold positions have not filed any claims. Further, the fact that the common stockholders who did hold positions in the Company at the time of the repurchase were paid the same price for their common stock as those who did not hold positions in the Company is evidence that no element of compensation was present in the repurchase agreement.

•

In respect to the Staff’s above comment, the Company believes that the premium paid should not be attributed to an inducement to obtain preferred financing as the price of a block of shares is generally valued at a price in excess of market price and that the premium was merely viewed by the Company as a payment to gain the

FOIA CONFIDENTIAL TREATMENT REQUEST

PURSUANT TO RULE 83 BY EYEBLASTER, INC.

support of the directors elected by the common stockholders (for further discussion of block of shares representing controlling interest please refer to the response below on the last bullet point raised by the Staff) and not as a cost associated with any financing.

Based on this analysis as well as the fact that the Company did not receive any consideration/benefit in addition to the capital stock, the Company concluded that the premium paid should not be attributable to any stated or unstated rights or privileges or cost of financing. The Company believes that, based on the facts of the transaction, it is appropriate to apply the guidance in ASC 505-30-30-4 which acknowledges that transactions arise in which reacquisition of an entity’s shares may take place at prices differently from routine transactions in the open market and that a block of shares representing a controlling interest will generally trade at a price in excess of the market. The Company believes that this transaction is similar to what is envisioned by such guidance and that it represents the substance of the negotiations when the transaction took place.

•

Tell us how you determined the repurchase price, which exceeded the fair value of your common stock by approximately 29%, did not constitute a stated price “significantly in excess” of the current market price such that allocation to other elements may be necessary. We refer you to ASC 505-30-30-2;

Response: The Company acknowledges that the repurchase price, exceeding by approximately 29% the market price, may be viewed as “significantly in excess” of the then current market price as referred to in ASC 505-30-30-2 and has therefore performed the analysis described in the previous bullet point.

•	Provide a breakdown of the shares repurchased from each common stockholder and tell us the stockholder’s relationship to the company; and

Response: The following table summarizes the shares repurchased from the common stockholders (other than those accounted for under ASC 718) and their relationship to the Company:

Name	Number of common stock sold	Relationship to the Company at the time of transaction
Gal Trifon	172,684	Founder, Chief Executive Officer and Director
Ofer Zadikario	138,443	Founder, Chief Solutions Officer
Amir Hardoof	49,327	Founder, not employed by the Company
Nir Ben Zvi	17,558	Founder, not employed by the Company
Nir Yaron	34,845	Co-Founder, Vice President Corporate Development

•	Explain further how you determined that the founder’s shares should be considered a block of shares representing a controlling interest.

Response: The Stockholders’ Agreement and Certificate of Incorporation (“COI”) prior to the Sycamore investment (at the time the share repurchase took place) set, among other provisions, the composition of the board of directors, at five directors. The Stockholders’ Agreement defined a group of shareholders as “Major Stockholders”: the common stockholders along with one of the major existing preferred stockholders other than Insight Venture Capital (“Insight”). The Major Stockholders were granted the right to nominate three directors while Insight had the right to nominate one director and the fifth director

FOIA CONFIDENTIAL TREATMENT REQUEST

PURSUANT TO RULE 83 BY EYEBLASTER, INC.

could be appointed by the majority of the directors. In actuality, these Major Stockholders had nominated three out of four directors (two of which were the Company’s founders who held the repurchased common stock), and the fifth director had not been appointed. As a result, the Major Stockholders that appointed three directors (the majority of which (two out of three) are the abovementioned founders) are in control of the board; therefore the Company believes their shares represent the controlling interest.

Note 11. Transactions and Balances with Related Party

10.	Please revise your disclosures to clarify that the “stockholders” referred to in Note 11 are your Series A-1 convertible preferred stockholders.

Response: The Company has revised Note 11 to the consolidated financial statements to address the Staff’s comment. Please see page F-30 of the Amendment.

General

11.	We note from your response to prior comment 24 you believe disclosing the date through which subsequent events has been evaluated is no longer required pursuant to ASU 2010-09. ASC 855-10-20 defines an SEC filer as an entity that is required to file or furnish its financial statements with the SEC. Considering your registration statement is not yet effective, you are currently not required to file or furnish financial statements with the SEC and accordingly you should disclose (a) the date through which subsequent events has been evaluated and (b) if it is based on the date the financial statements were issued or were available to be issued. Please revise to include such disclosure pursuant to ASC 855-10-50-1.

Response: The Company has revised the consolidated financial statements to include such disclosure. Please see page F-31 of the Amendment.

Exhibit Index

12.	We note that the footnote relating to Exhibit 10.6 states "Confidential treatment granted." Please revise to state that portions of the exhibit have been omitted pursuant to a request for confidential treatment. See Section II.D.5 of Staff Legal Bulletin No. 1A. Once the order granting confidential treatment has been issued, you may add a note to this effect to the marking called for by the Staff Legal Bulletin.

Response: As noted in our response to prior comment 3 and as discussed with Ms. Katherine Wray, we understand the Staff has completed its review of our confidential treatment request and has no comments. The Company has revised the Registration Statement to clarify that portions of the exhibit have been omitted pursuant to a request for confidential treatment. Please see page II-4 of the Amendment and the Exhibit Index.

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FOIA CONFIDENTIAL TREATMENT REQUEST

PURSUANT TO RULE 83 BY EYEBLASTER, INC.

We are grateful for your assistance in this matter. Please do not hesitate to call me at (212) 450-4111 with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Michael Kaplan
Michael Kaplan

cc:	Katherine Wray (Securities and Exchange Commission, Division of Corporation Finance)
Melissa Kindelan (Securities and Exchange Commission, Division of Corporation Finance)
Kathleen Collins (Securities and Exchange Commission, Division of Corporation Finance)

cc w/o encl.:	Gal Trifon, President and Chief Executive Officer
c/o Sarit Firon, Chief Financial Officer
Eyeblaster, Inc.
Via facsimile (646) 274-6028

Colin Diamond
Joshua G. Kiernan
White & Case LLP
Via facsimile (212) 354-8113